# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SemiLEDs Corporation, CIK 0001333822
CUSIP: 816645105
Title of class of securities: Common Stock, par value $0.0000056
Address of issuer's principal executive offices: 3F, NO. 11 KE JUNG RD., CHU-NAN SITE, HSINCHU SCIENCE PARK, MIAO-LI COUNTY, CHU-NAN, Taiwan (F5), 350
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001193125-24-154017
Filed by CIK 0001506779
Persons authorized to receive notices and communications: James B. Alderman, 1099 West Front Street, Boise, Idaho (ID), 83702, (208) 780-7316

## Reporting persons
- Simplot Taiwan Inc. (CIK 0001506779): type of reporting person: corporation (CO); citizenship or place of organization: Idaho (ID); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,716,188; sole dispositive power 0; shared dispositive power 3,168,190; aggregate amount beneficially owned 4,716,188 (57.7% of the class)
  Comment: (1) The amounts in Rows 8 and 11 represent beneficial ownership of 4,716,188 shares of Common Stock, par value $0.0000056 ("Shares"), of SemiLEDs Corporation (the "Issuer"), consisting of (i) 3,168,190 Shares held of record by Simplot Taiwan Inc. ("Simplot Taiwan"), a wholly owned subsidiary of J.R. Simplot Company ("Simplot Company"), (ii) 31,036 Shares held of record by JRS Properties III LLLP ("JRS Properties") and which may be attributable to Simplot Taiwan pursuant to a Voting Agreement dated June 3, 2024 (the "Voting Agreement"), by and among Simplot Taiwan, JRS Properties, Trung Tri Doan ("Doan") and The Trung Tri Doan 2010 GRAT (the "Doan GRAT"), of which Doan is sole trustee, (iii) 1,389,821 Shares held of record by Doan and which may be attributable to Simplot Taiwan pursuant to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to Simplot Taiwan pursuant to the Voting Agreement.
  
  (2) The amount in Row 10 consists of 3,168,190 Shares held of record by Simplot Taiwan, a wholly owned subsidiary of Simplot Company.
  
  (3) The percentage in Row 13 is based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 8,175,592 Shares outstanding as of February 28, 2025, as reported to the Reporting Persons by the Issuer on February 28, 2025.
- J.R. Simplot Company: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,716,188; sole dispositive power 0; shared dispositive power 3,168,190; aggregate amount beneficially owned 4,716,188 (57.7% of the class)
  Comment: (1) The amounts in Rows 8 and 11 represent beneficial ownership of 4,716,188 Shares consisting of (i) 3,168,190 Shares held of record by Simplot Taiwan, a wholly owned subsidiary of Simplot Company, (ii) 31,036 Shares held of record by JRS Properties and which may be attributable to Simplot Company by virtue of its ownership and control of Simplot Taiwan, a party to the Voting Agreement, (iii) 1,389,821 Shares held of record by Doan and which may be attributable to Simplot Company by virtue of its control of Simplot Taiwan, which is a party to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to Simplot Company by virtue of its control of Simplot Taiwan, a party to the Voting Agreement.
  
  (2) The amount in Row 10 consists of 3,168,190 Shares held of record by Simplot Taiwan, a wholly owned subsidiary of Simplot Company.
  
  (3) The percentage in Row 13 is based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 8,175,592 Shares outstanding as of February 28, 2025, as reported to the Reporting Persons by the Issuer on February 28, 2025.
- JRS Properties III LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Idaho (ID); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,716,188; sole dispositive power 0; shared dispositive power 31,036; aggregate amount beneficially owned 4,716,188 (57.7% of the class)
  Comment: (1) The amounts in Rows 8 and 11 represent beneficial ownership of 4,716,188 Shares consisting of (i) 3,168,190 Shares held of record by Simplot Taiwan and which may be attributable to JRS Properties pursuant to the Voting Agreement, (ii) 31,036 Shares held of record by JRS Properties, (iii) 1,389,821 Shares held of record by Doan and which may be attributable to JRS Properties pursuant to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to JRS Properties pursuant to the Voting Agreement.
  
  (2) The amount in Row 10 consists of 31,036 Shares held of record by JRS Properties.
  
  (3) The percentage in Row 13 is based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 8,175,592 Shares outstanding as of February 28, 2025, as reported to the Reporting Persons by the Issuer on February 28, 2025.
- JRS Management L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Idaho (ID); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,716,188; sole dispositive power 0; shared dispositive power 31,036; aggregate amount beneficially owned 4,716,188 (57.7% of the class)
  Comment: (1) The amounts in Rows 8 and 11 represent beneficial ownership of 4,716,188 Shares consisting of (i) 31,036 Shares held of record by JRS Properties, of which JRS Management L.L.C. ("JRS Management") is the sole general partner, (ii) 3,168,190 Shares held of record by Simplot Taiwan and which may be attributable to JRS Management by virtue of its control of JRS Properties, a party to the Voting Agreement, (iii) 1,389,821 Shares held of record by Doan and which may be attributable to JRS Management by virtue of its control of JRS Properties, a party to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to JRS Management by virtue of its control of JRS Properties, a party to the Voting Agreement. JRS Management is the general partner of JRS Properties.
  
  (2) The amount in Row 10 consists of 31,036 Shares held of record by JRS Properties.
  
  (3) The percentage in Row 13 is based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 8,175,592 Shares outstanding as of February 28, 2025, as reported to the Reporting Persons by the Issuer on February 28, 2025.
- Scott R. Simplot: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,716,188; sole dispositive power 0; shared dispositive power 3,199,226; aggregate amount beneficially owned 4,716,188 (57.7% of the class)
  Comment: (1) The amounts in Rows 8 and 11 represent beneficial ownership of 4,716,188 Shares consisting of (i) 3,168,190 Shares held of record by Simplot Taiwan, a wholly owned subsidiary of Simplot Company of which Scott R. Simplot ("Mr. Simplot") is Chairman, (ii) 31,036 Shares held of record by JRS Properties, of which Mr. Simplot is one of the managers of the sole general partner, JRS Management, (iii) 1,389,821 Shares held of record by Doan and which may be attributable to Mr. Simplot by virtue of his relationships with Simplot Taiwan and JRS Properties, both of which are parties to the Voting Agreement, and (iv) 127,141 Shares held of record by the Doan GRAT and which may be attributable to Mr. Simplot by virtue of his relationships with Simplot Taiwan and JRS Properties, both of which are parties to the Voting Agreement. Mr. Simplot is the Chairman of Simplot Company and a manager of JRS Management. Accordingly, Mr. Simplot may be deemed to have shared voting power over the Shares set forth on Row 8 and shared dispositive power over the Shares set forth on Row 10. Mr. Simplot is also a director of the issuer. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
  
  (2) The amount in Row 10 consists of (i) 3,168,190 Shares held of record by Simplot Taiwan and (ii) 31,036 Shares held of record by JRS Properties. Mr. Simplot is the Chairman of Simplot Company and a manager of JRS Management. Accordingly, Mr. Simplot may be deemed to have shared dispositive power of the Shares set forth on Row 10. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
  
  (3) The percentage in Row 13 is based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 8,175,592 Shares outstanding as of February 28, 2025, as reported to the Reporting Persons by the Issuer on February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0000056
Name of issuer: SemiLEDs Corporation
Address of issuer's principal executive offices: 3F, NO. 11 KE JUNG RD., CHU-NAN SITE, HSINCHU SCIENCE PARK, MIAO-LI COUNTY, CHU-NAN, Taiwan (F5), 350
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements (i) the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 28, 2020 by Simplot Taiwan Inc., an Idaho corporation ("Simplot Taiwan"), J.R. Simplot Company, a Nevada corporation ("Simplot Company"), JRS Properties III LLLP, an Idaho limited liability limited partnership ("JRS Properties"), JRS Management, L.L.C., an Idaho limited liability company ("JRS Management") and Scott R. Simplot ("Mr. Simplot" and together with Simplot Taiwan, Simplot Company, JRS Properties and JRS Management, collectively, the "Reporting Persons"), (ii) the Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2020, (iii) the Amendment No. 2 to Schedule 13D filed with the SEC on January 8, 2024, and (iv) the Amendment No. 3 to Schedule 13D filed with the SEC on June 4, 2024 (as amended, the "Original Schedule 13D"), with respect to shares of Common Stock of SemiLEDs Corporation, a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons. This Amendment amends and supplements the Original Schedule 13D as specifically set forth herein. Unless otherwise expressly provided herein, all other reporting information is as set forth in the Original Schedule 13D. All capitalized terms contained in this Amendment but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2 of the Original Schedule 13D is hereby incorporated by reference in its entirety into this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment supplements Item 3 of the Original Schedule 13D by inserting the following paragraph immediately following the second paragraph of the Original Schedule 13D:

"On February 28, 2025, Simplot Taiwan received an additional 722,891 shares of Common Stock as a payment of principal pursuant to a Loan Agreement between the Issuer and Simplot Company dated January 8, 2019, as amended on January 16, 2021, January 14, 2022, January 13, 2023, January 7, 2024, January 15, 2025 and February 28, 2025, and as assigned by Simplot Company to Simplot Taiwan on January 7, 2024 (the "Loan Agreement")."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment supplements Item 4 of the Original Schedule 13D by inserting the following language immediately following the second sentence of the first paragraph of Item 4 the Original Schedule 13D:

"Simplot Company entered into the Loan Agreement for investment purposes. Simplot Taiwan accepted receipt of Simplot Company's rights under the Loan Agreement as assignee from Simplot Company for investment purposes."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends Item 5(a) of the Original Schedule 13D by restating it in its entirety as follows:

"The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and in the related comments to the disclosures for those rows, and the information set forth in Items 2 and 6 is incorporated by reference in its entirety into this Item 5.

Simplot Taiwan may be considered the beneficial owner of 4,716,188 shares of Common Stock, representing approximately 57.7% of the total outstanding shares of Common Stock, as calculated based on the information included in the comments to the cover page of this Amendment for Simplot Taiwan, and consisting of (i) 3,168,190 shares held of record by Simplot Taiwan, (ii) 31,036 shares held of record by JRS Properties and which may be attributable to Simplot Taiwan pursuant to the Voting Agreement, (iii) 1,389,821 shares held of record by Doan which may be attributable to Simplot Taiwan pursuant to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to Simplot Taiwan pursuant to the Voting Agreement. Simplot Taiwan does not have sole voting or dispositive power over any such shares. Rather, Simplot Taiwan shares voting power over such shares with Simplot Company and Mr. Simplot, and pursuant to the Voting Agreement, with JRS Properties, Doan and the Doan GRAT. Simplot Taiwan shares dispositive power over 3,168,190 of such shares with Simplot Company and Mr. Simplot.

Simplot Company may be considered the beneficial owner of 4,716,188 shares of Common Stock, representing approximately 57.7% of the total outstanding shares of Common Stock, as calculated based on the information included in the comments to the cover page of this Amendment for Simplot Company, and consisting of (i) 3,168,190 shares held of record by Simplot Taiwan, (ii) 31,036 shares held of record by JRS Properties and which may be attributable to the Simplot Company pursuant to the Voting Agreement, (iii) 1,389,821 shares held of record by Doan and which may be attributable to the Simplot Company pursuant to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to the Simplot Company pursuant to the Voting Agreement. Simplot Company does not have sole voting or dispositive power over any such shares. Rather, Simplot Company shares voting power over such shares with Simplot Taiwan and Mr. Simplot and, pursuant to the Voting Agreement, with JRS Properties, Doan and the Doan GRAT. Simplot Company shares dispositive power over 3,168,190 of such shares with Simplot Taiwan and Mr. Simplot.

JRS Properties may be considered the beneficial owner of 4,716,188 shares of Common Stock, representing approximately 57.7% of the total outstanding shares of Common Stock, as calculated based on the information included in the comments to the cover page of this Amendment for JRS Properties, and consisting of (i) 31,036 shares held of record by JRS Properties, (ii) 3,168,190 shares held of record by Simplot Taiwan and which may be attributable to JRS Properties pursuant to the Voting Agreement, (iii) 1,389,821 shares held of record by Doan and which may be attributable to JRS Properties pursuant to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to JRS Properties pursuant to the Voting Agreement. JRS Properties does not have sole voting or dispositive power over any such shares. Rather, JRS Properties shares voting power over such shares with JRS Management, Mr. Simplot and Mr. Beebe, the other manager of JRS Management, and pursuant to the Voting Agreement, with Simplot Taiwan, Simplot Company, Doan and the Doan GRAT. JRS Properties shares dispositive power over 31,036 of such shares with JRS Management and Mr. Simplot, as well as with Mr. Beebe.

JRS Management may be considered the beneficial owner of 4,716,188 shares of Common Stock, representing approximately 57.7% of the total outstanding shares of Common Stock, as calculated based on the information included in the comments to the cover page of this Amendment for JRS Management, and consisting of (i) 31,036 shares held of record by JRS Properties, of which JRS Management is sole general partner, (ii) 3,168,190 shares held of record by Simplot Taiwan and which may be attributable to JRS Management pursuant to its control over JRS Properties, a party to the Voting Agreement, (iii) 1,389,821 shares held of record by Doan and which may be attributable to JRS Management pursuant to its control over JRS Properties, a party to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to JRS Management pursuant to its control over JRS Properties, a party to the Voting Agreement. JRS Management is the general partner of JRS Properties and does not have sole voting or dispositive power over any such shares. Rather, pursuant to its control over JRS Properties, which is a party to the Voting Agreement, JRS Management may be considered to share voting power over such shares with JRS Properties, as well as with Mr. Simplot, Mr. Beebe, Simplot Taiwan, Simplot Company, Doan and the Doan GRAT. JRS Management shares dispositive power over 31,036 of such shares with JRS Management and Mr. Simplot, as well as with Mr. Beebe.

Mr. Simplot may be considered the beneficial owner of 4,716,188 shares of Common Stock, representing approximately 57.7% of the total outstanding shares of Common Stock, as calculated based on the information included in the comments to the cover page of this Amendment for Mr. Simplot, and consisting of (i) 3,168,190 shares held of record by Simplot Taiwan, (ii) 31,036 shares held of record by JRS Properties, (iii) 1,389,821 shares held of record by Doan and which may be attributable to Mr. Simplot by virtue of his relationships with JRS Properties and Simplot Taiwan, who are parties to the Voting Agreement, and (iv) 127,141 shares held of record by the Doan GRAT and which may be attributable to Mr. Simplot by virtue of his relationships with JRS Properties and Simplot Taiwan, which are parties to the Voting Agreement. Mr. Simplot does not have sole voting or dispositive power over any such shares. Rather, Mr. Simplot may be considered to share voting power over such shares with Simplot Taiwan, Simplot Company and JRS Properties, and pursuant to his relationships with Simplot Taiwan and JRS Properties, which are parties to the Voting Agreement, Doan and the Doan GRAT. Mr. Simplot shares dispositive power over 3,168,190 of such shares with Simplot Taiwan, Simplot Company and JRS Management, as well as with Mr. Beebe. Mr. Simplot also serves on the Board of Directors of the Issuer. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Mr. Beebe, as a manager of JRS Management, may be considered the beneficial owner of 31,036 shares held of record by JRS Properties, of which JRS Management is the sole general partner.

Pursuant to the Voting Agreement, the Reporting Persons, together with Doan and the Doan GRAT, may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and for purposes of qualifying the Issuer as a "controlled company" pursuant to the Nasdaq Rules."
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment amends Item 5(b) of the Original Schedule 13D by restating it in its entirety as follows:

"See the disclosures in Item 5(a) above, which are incorporated by reference in their entirety into this Item 5(b)."
Transactions in the class effected during the past sixty days: On June 3, 2024, Simplot Taiwan, JRS Properties, Doan and the Doan GRAT, entered into the Voting Agreement with respect to voting their respective shares of Common Stock, as described further in Item 6.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the shares beneficially owned by the Reporting Persons."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment amends Item 6 of the Original Schedule 13D by replacing the first paragraph of the Original Schedule 13D with the following language:

"The information set forth in Items 3 and 5 of this Amendment is incorporated by reference in its entirety into this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Voting Agreement dated June 3, 2024, by and among Simplot Taiwan, JRS Properties, Doan and the Doan GRAT (incorporated by reference to the Original Schedule 13D).

Exhibit 99.2 Joint Filing Agreement dated February 28, 2020 (incorporated by reference to the Original Schedule 13D).

## Signatures
- Simplot Taiwan Inc.: /s/ Scott R. Simplot, Scott R. Simplot, Director (03/03/2025)
- J.R. Simplot Company: /s/ Scott R. Simplot, Scott R. Simplot, Chairman (03/03/2025)
- JRS Properties III LLLP: /s/ Scott R. Simplot, Scott R. Simplot, Manager, JRS Management L.L.C. (03/03/2025)
- JRS Management L.L.C.: /s/ Scott R. Simplot, Scott R. Simplot, Manager (03/03/2025)
- Scott R. Simplot: /s/ Scott R. Simplot, Scott R. Simplot (03/03/2025)